December 10, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Attention: Mses. Vroman-Lee and Miller

100 F Street, N.E.

Washington, D.C. 20549

Re:	Owl Rock Core Income Corp. –

Company’s Registration Statement on Form N-2 (Securities Act File No. 333-260122)

Dear Mses. Vroman-Lee and Miller:

On behalf of Owl Rock Core Income Corp. (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), on October 18, 2021 and October 28, 2021, regarding the Company’s registration statement on Form N-2 (the “Registration Statement”), and the prospectus contained therein (the “Prospectus”) as filed with the SEC on October 7, 2021 (Securities Act File No. 333-260122). Each of the Staff’s comments are set forth below and are followed by the Company’s response. Where applicable, revisions to the Prospectus referenced in the below response are set forth in pre-effective amendment no. 1 to the Company’s Registration Statement, submitted to the SEC concurrently herewith.

Legal

1.

Comment: On page 29, in footnote 4 to the Fees and Expenses table, the Company states “[a]s we cannot predict whether we will meet the necessary performance targets, we have assumed an incentive fee of 0.00% in this chart.” On a supplemental basis, please state whether the Adviser has ever received a performance incentive fee.

Response: The Company respectfully informs the Staff that, since inception through the third quarter of 2021, the Company has accrued and paid approximately $1.08 million and $0.094 million, respectively, in incentive fees on net investment income and approximately $0.492 million and $0, respectively, in capital gains incentive fees. However, the Company is not able to accurately predict when or whether the Company will incur any additional performance based incentive fee.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Mses. Vroman-Lee and Miller

U.S. Securities and Exchange Commission

December 10, 2021

2.

Comment: On page 44, in the risk factor entitled “Economic recessions or downturns, including as a result of the COVID-19 pandemic, could impair our portfolio companies and harm our operating results,” please revise paragraphs four and five to remove duplicative language regarding terrorist acts.

Response: The Company has revised the risk factor accordingly.

Accounting

3.	Comment: Please explain in correspondence whether each of Core Income Funding I LLC and Core Income Funding II LLC are consolidated with the Company for U.S. GAAP Purposes.

Response: The Company confirms that each of Core Income Funding I LLC and Core Income Funding II LLC are consolidated with the Company for U.S. GAAP Purposes

4.	Comment: On the Fees and Expenses table, please confirm that there are no early withdrawal fees.

Response: The Company confirms that it has not and currently does not intend to impose early withdrawal fees.

5.

Comment: In the Company’s financial statements, please confirm and disclose that an accrual for capital gain incentive fee is made based on unrealized appreciation. See AICPA Expert Panel Meeting Minute, December 14, 2010.

Response: The Company confirms that it accrues capital gains incentive fees based on net unrealized appreciation. On a forward-going basis, the Company will include disclosure in its financial statements indicating that its capital gains incentive fee is accrued based on unrealized gains.

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Please do not hesitate to contact me at (202) 383-0218, Kristin Burns at (212) 287-7023 or Dwaune Dupree (202) 383-0206 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus